

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 22, 2010

Mr. Rene Arbic
President, Chief Executive Officer
Hipso Multimedia, Inc.
550 Chemin du Golf, Suite 202, Ile des Soeurs
Quebec, Canada H3E 1A8

> **RE:** **Hipso Multimedia, Inc.**
> **File No. 333-131599**
> **Form 10-K/A for the year ended November 30, 2008**
> **Filed December 8, 2009**

Dear Mr. Arbic:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director